GEOVAX LABS, INC.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

(678) 384-7220

April 4, 2016

VIA EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:         GeoVax Labs, Inc.
Registration Statement on Form S-1/A

Filed March 16, 2016

File No. 333-208549

Dear Mr. Reynolds:

In accordance with Rule 461, I am writing this letter on behalf of GeoVax Labs, Inc., the registrant, to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 5:00 p.m., April 6, 2016, or as soon as practicable thereafter.

Registration Statement File No. 333-208549 contains a combined prospectus (filed pursuant to Rule 429) that will also act, upon effectiveness, as a post-effective amendment to SEC Registration Statement File Nos. 333-206617 and 333-202897. The Company has filed requests on Form AW deregistering the post-effective amendments to the latter two registration statements.

GeoVax Labs, Inc. (the “Company”) hereby acknowledges that:

●	it is aware of its obligations under the Securities Act of 1933;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

April 4, 2016

If you have any questions, please contact me at (678) 384-7224. Thank you for your time and attention.

Very truly yours,

GEOVAX LABS, INC.

By:	/s/ Mark W. Reynolds
Mark W. Reynolds Chief Financial Officer

cc:           Ms. Kathleen Suellentrop

T. Clark Fitzgerald III, Esq.